Exhibit 99.1

WNS Announces Addition of Mario Vitale to Board of Directors

NEW YORK, NY and MUMBAI, INDIA, Oct. 30, 2017 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced the appointment of Mario P. Vitale to the company’s Board of Directors and Audit Committee effective October 27, 2017.

Mario brings to WNS 40 years of rich experience leading multinational insurance companies. In his most recent role, Mario was the CEO of Aspen Insurance, a leading specialty insurer. Prior to his tenure at Aspen, he served as the CEO of Zurich Insurance Group’s Global Corporate business in North America. Previously, Mario was the CEO of Willis Towers Watson, President of Risk Management at Kemper, and President of Risk Management at Reliance National Insurance Company. Currently, he serves on the Board of Directors at Broad Street Partners, an insurance brokerage services company, and is also a member of the Board of Trustees at St. John‘s University School of Risk Management and Insurance. Previously, Mario was the Chairman of the Board at Blue Marble, a micro-insurance company.

“We are pleased to welcome Mario to the WNS Board of Directors,” said Adrian T. Dillon, Chairman of the Board. “Under his leadership, companies have grown significantly and enhanced their international standing to build significant shareholder value. We are confident that Mario’s insights and perspectives will prove immensely valuable as we continue to focus on positioning WNS for sustained success in the Business Process Management industry.”

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 300+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2017, WNS had 35,121 professionals across 52 delivery centers world-wide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com